UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the quarter ended March 31, 2007

Commission File Number: 001-13425
Ritchie Bros. Auctioneers Incorporated
6500 River Road
Richmond, BC, Canada
V6X 4G5
(604) 273 7564
(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F
Form 20-F ☐     Form 40-F ☑
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____
indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PART 1. FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS
The accompanying unaudited consolidated financial statements do not include all information and footnotes required by Canadian or United States generally accepted accounting principles for a complete set of annual financial statements. However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2006, a copy of which has been filed with the U.S. Securities and Exchange Commission. These policies have been applied on a consistent basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Operations and Retained Earnings
(Expressed in thousands of United States dollars, except per share amounts)
(Unaudited)

	Three months ended
	March 31,
	2007	2006

Auction revenues	$69,362	$55,973
Direct expenses	7,071	6,426

	62,291	49,547

Expenses:
Depreciation and amortization	4,225	3,254
General and administrative	30,729	26,153

	34,954	29,407

Earnings from operations	27,337	20,140
Other income (expense):
Interest expense	(326)	(285)
Gain on disposition of capital assets	63	96
Other	352	289

	89	100

Earnings before income taxes	27,426	20,240
Income tax expense:
Current	9,479	6,612
Future	388	430

	9,867	7,042

Net Earnings	$17,559	$13,198

Net earnings per share (in accordance with Canadian and United States GAAP) (note 7 (d)):
Basic	$0.51	$0.38
Diluted	$0.50	$0.38

Retained earnings, beginning of period	$247,349	$217,080
Net earnings	17,559	13,198
Cash dividends paid	(7,283)	(6,199)

Retained earnings, end of period	$257,625	$224,079

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Balance Sheets
(Expressed in thousands of United States dollars)

	March 31,	December 31,
	2007	2006

	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$233,408	$172,021
Accounts receivable	149,983	36,682
Inventory	14,861	5,614
Advances against auction contracts	260	1,474
Prepaid expenses and deposits	9,079	5,267
Other assets	353	2,723
Income taxes receivable	—	3,212
Future income tax asset	780	1,074

	408,724	228,067

Capital assets (note 4)	295,353	285,091
Other assets	700	343
Goodwill	40,804	39,537
Future income tax asset	1,376	1,189

	$746,957	$554,227

Liabilities and Shareholders’ Equity

Current liabilities:
Auction proceeds payable	$219,547	$65,114
Accounts payable and accrued liabilities	80,561	67,496
Income taxes payable	1,671	—
Short-term debt (note 5)	10,000	—
Current portion of long-term debt (note 6)	243	237
Future income tax liability	803	851

	312,825	133,698

Long-term debt (note 6)	42,861	43,081
Other liabilities	362	—
Future income tax liability	9,354	8,811

	365,402	185,590

Shareholders’ equity:
Share capital (note 7)	86,313	85,910
Additional paid-in capital	10,749	10,459
Retained earnings	257,625	247,349
Accumulated other comprehensive income	26,868	24,919

	381,555	368,637

	$746,957	$554,227

Commitments and contingencies (note 8)
See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Shareholders’ Equity
(Expressed in thousands of United States dollars)
(Unaudited)

				Accumulated
		Additional		Other	Total
	Share	Paid-In	Retained	Comprehensive	Shareholders’
	Capital	Capital	Earnings	Income	Equity

Balance, December 31, 2006	$85,910	$10,459	$247,349	$24,919	$368,637
Exercise of stock options	403	(71)	—	—	332
Stock compensation tax adjustment	—	36	—	—	36
Stock compensation expense	—	325	—	—	325
Cash dividends paid	—	—	(7,283)	—	(7,283)
Net earnings	—	—	17,559	—	17,559
Foreign currency translation adjustment	—	—	—	1,949	1,949

Balance, March 31, 2007	$86,313	$10,749	$257,625	$26,868	$381,555

Consolidated Statements of Comprehensive Income
(Expressed in thousands of United States dollars)
(Unaudited)

	Three months ended March 31,
	2007	2006

Net earnings	$17,559	$13,198
Other comprehensive income:
Foreign currency translation adjustment	1,949	523

Comprehensive income	$19,508	$13,721

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
(Unaudited)

	Three months ended March 31,
	2007	2006

Cash provided by (used in):
Operating activities:
Net earnings	$17,559	$13,198
Items not involving cash:
Depreciation and amortization	4,225	3,254
Stock compensation expense	325	469
Future income taxes	388	430
Net gain on disposition of capital assets	(63)	(96)
Changes in non-cash working capital:
Accounts receivable	(113,301)	(77,154)
Inventory	(9,247)	(10,521)
Advances against auction contracts	1,214	(3,285)
Prepaid expenses and deposits	(3,812)	(983)
Income taxes recoverable	3,212	—
Income taxes payable	1,671	(4,540)
Auction proceeds payable	154,433	132,420
Accounts payable and accrued liabilities	12,802	(5,617)
Other	(44)	101

	69,362	47,676

Investing activities:
Acquisition of business	(597)	(2,100)
Capital asset additions	(13,564)	(10,849)
Proceeds on disposition of capital assets	2,604	621
Decrease (increase) in other assets	(417)	162

	(11,974)	(12,166)

Financing activities:
Issuance of share capital	332	2,029
Dividends on common shares	(7,283)	(6,199)
Issuance of short-term debt	10,000	717
Repayment of long-term debt	(58)	(56)
Other	36	99

	3,027	(3,410)
Effect of changes in foreign currency rates on cash and cash equivalents	972	571

Increase in cash and cash equivalents	61,387	32,671
Cash and cash equivalents, beginning of period	172,021	169,249

Cash and cash equivalents, end of period	$233,408	$201,920

Supplemental information:
Interest paid	$654	$364
Income taxes paid	$3,602	$10,972

See accompanying notes to consolidated financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2007 and 2006
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2007 and for the three-month periods ended March 31, 2007 and 2006 is unaudited)
1. Significant accounting policies:
     (a) Basis of presentation:
These unaudited consolidated financial statements present the financial position, results of operations, changes in shareholders’ equity and cash flows of Ritchie Bros. Auctioneers Incorporated (the “Company’’) and its subsidiaries. All significant intercompany balances and transactions have been eliminated.
These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP’’) applicable to interim financial information and are based on accounting principles and practices consistent with those used in the preparation of the annual consolidated financial statements, except as described in note 2. These consolidated financial statements are not materially different from those that would be presented in accordance with United States GAAP. The interim consolidated financial statements should be read in conjunction with the December 31, 2006 audited consolidated financial statements.
     (b) Revenue recognition:
Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment and other assets, but also include net profits on the sale of inventory, incidental interest income, internet and proxy purchase fees, and handling fees on the sale of certain lots. All revenue is recognized when the auction sale is complete and the Company has determined that the auction proceeds are collectible.
Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment and other assets sold at auction. The majority of auction commissions is earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned when the Company guarantees a certain level of proceeds to a consignor. This type of commission typically includes a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract to be sold after a period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (see note 8).

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2007 and 2006
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2007 and for the three-month periods ended March 31, 2007 and 2006 is unaudited)
1. Significant accounting policies (continued):
(b)	Revenue recognition (continued):

Auction revenues also include net profit on the sale of inventory items. In some cases, incidental to its regular commission business, the Company temporarily acquires title to items for a short time prior to a particular auction sale. The auction revenue recorded is the net gain or loss on the sale of the items.

(c)	Comparative figures:

Certain comparative figures have been reclassified to conform with the presentation adopted in the current period.
2. Change in accounting policies:
On January 1, 2007, the Company adopted The Canadian Institute of Chartered Accountants Handbook Section 1530, Comprehensive Income, Section 3251, Equity, Section 3855, Financial Instruments – Recognition and Measurement, Section 3861, Financial Instruments – Disclosure and Presentation and Section 3865, Hedges. Section 1530 establishes standards for reporting and presenting comprehensive income, which represents the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian GAAP. Other comprehensive income has been included in the Consolidated Statements of Comprehensive Income.
Section 3861 establishes standards for disclosure and presentation of financial instruments and non-financial derivatives. Section 3865 describes when and how hedge accounting can be applied as well as disclosure requirements. Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet, and the amount at which these items should be recorded. Under the new standard, financial instruments must be classified into one of these five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale or other financial liabilities.
All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized costs. Subsequent measurement and the accounting for changes in fair value will depend on their initial classification.
Upon the adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading, which is measured at fair value and changes in fair value are recognized in net earnings. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, auction

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2007 and 2006
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2007 and for the three-month periods ended March 31, 2007 and 2006 is unaudited)
proceeds payable, short-term debt and long-term debt are classified as other financial liabilities, which are measured at amortized cost.
Transaction costs that are directly attributable to the issuance of financial assets or liabilities are accounted for as part of the carrying value at inception, and are recognized over the term of the assets or liabilities using the effective interest method. As at January 1, 2007, the Company decreased the carrying value of its long-term debt by $312,000 (see note 6) to reflect this change.
All derivative instruments, including embedded derivatives, are recorded in the financial statements at fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in income unless cash flow hedge accounting is applied, in which case changes in fair value are recorded in other comprehensive income. The Company has elected to apply this accounting treatment for all embedded derivatives in host contracts entered into on or after January 1, 2003.
The adoption of these standards did not result in any material impact on the Company’s financial statements.
3. Seasonality of operations:
The Company’s operations are both seasonal and event driven. Auction revenues tend to be highest during the second and fourth calendar quarters. The Company generally conducts more auctions during these quarters than during the first and third calendar quarters. Mid-December through mid-February and July through August are traditionally less active periods.
In addition, the Company’s revenue is dependent upon the timing of such events as fleet upgrades and realignments, contractor retirements, and the completion of major projects, among other things. These events are not predictable and are usually unrelated to fiscal quarters, making quarter-to-quarter comparability difficult.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2007 and 2006
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2007 and for the three-month periods ended March 31, 2007 and 2006 is unaudited)
4. Capital assets:

		Accumulated	Net book
March 31, 2007	Cost	depreciation	value

Buildings	$144,808	$27,746	$117,062
Land and improvements	144,885	7,286	137,599
Land and buildings under development	6,822	—	6,822
Automotive equipment	16,138	6,075	10,063
Yard equipment	15,702	7,725	7,977
Office equipment	9,673	5,280	4,393
Computer equipment	5,486	3,683	1,803
Computer software	11,325	2,853	8,472
Leasehold improvements	2,398	1,236	1,162

	$357,237	$61,884	$295,353

		Accumulated	Net book
December 31, 2006	Cost	depreciation	value

Buildings	$129,489	$26,319	$103,170
Land and improvements	131,856	6,689	125,167
Land and buildings under development	25,782	—	25,782
Automotive equipment	14,675	5,677	8,998
Yard equipment	15,083	7,284	7,799
Office equipment	8,174	5,075	3,099
Computer equipment	5,207	3,333	1,874
Computer software	10,187	2,298	7,889
Leasehold improvements	2,387	1,074	1,313

	$342,840	$57,749	$285,091

During the three months ended March 31, 2007, the Company capitalized interest of $421,000 (three months ended March 31, 2006 – $364,000) to the cost of land and buildings under development.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2007 and 2006
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2007 and for the three-month periods ended March 31, 2007 and 2006 is unaudited)
5. Short-term debt:
Short-term debt at March 31, 2007 consisted of draws on the Company’s revolving credit facilities with interest of 8.25% per annum. This amount was repaid subsequent to quarter end.
6. Long-term debt:

	March 31,	December 31,
	2007	2006

Term loan, unsecured, bearing interest at 5.61%, due in quarterly installments of interest only, with full amount of the principal due in 2011	$29,883	$30,000

Term loan, denominated in Canadian dollars, secured by a general security agreement, bearing interest at 4.429%, due in monthly installments of interest only, with the full amount of the principal due in 2010	12,816	12,864

Term loan, denominated in Australian dollars, secured by deeds of trust on specific property, bearing interest between the prime rate and 6.5%, due in quarterly installments of AUD75, plus interest, with final payments of AUD275 occurring in 2008	405	454

	43,104	43,318
Current portion	(243)	(237)

Non-current portion	$42,861	$43,081

As at January 1, 2007, the carrying values of the term debt due in 2011 and 2010 were adjusted by $124,000 and $188,000, respectively, to reflect the adoption of new accounting policies, as described in note 2.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2007 and 2006
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2007 and for the three-month periods ended March 31, 2007 and 2006 is unaudited)
7. Share capital:
     (a) Shares issued:
     Common shares issued and outstanding are as follows:

Issued and outstanding, December 31, 2006	34,673,100
Issued for cash, pursuant to stock options exercised	10,700

Issued and outstanding, March 31, 2007	34,683,800

     (b) Stock option plan:
     Stock option activity for the three months ended March 31, 2007 is as follows:

	Common Shares	Weighted Average
	Under Option	Exercise Price

Outstanding, December 31, 2006	804,348	$27.92
Granted	163,100	56.01
Exercised	(10,700)	31.01

Outstanding, March 31, 2007	956,748	$32.68

Exercisable, March 31, 2007	784,648	$27.71

     The options outstanding at March 31, 2007 expire on dates ranging to March 1, 2017.
     The following is a summary of stock options outstanding and exercisable at March 31, 2007:

		Options Outstanding		Options Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
Range of	Number	Remaining	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life (years)	Price	Exercisable	Price
$ 11.675 - $13.050	133,400	4.4	$12.39	133,400	$12.39
$ 13.344 - $15.525	138,698	5.2	15.12	138,698	15.12
$ 26.460 - $32.410	307,600	7.3	29.13	307,600	29.13
$ 42.690 - $44.090	213,950	8.8	44.01	204,950	44.07
$56.010	163,100	9.9	56.01	—	—

	956,748			784,648

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2007 and 2006
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2007 and for the three-month periods ended March 31, 2007 and 2006 is unaudited)
7. Share capital (continued):
(c) Stock-based compensation:
The Company uses the fair value based method to account for employee stock-based compensation awards. During the three-month period ended March 31, 2007, the Company recognized compensation cost of $325,000 (2006 – $469,000) in respect of options granted in 2007 and 2006 under its stock option plan.
For the purposes described above, the fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2007	2006

Risk free interest rate	4.5%	4.3%
Dividend yield	1.50%	1.63%
Expected lives	5 years	5 years
Volatility	21.8%	21.0%

The weighted average grant date fair value of options granted during the period ended March 31, 2007 was $13.29 per option (2006 – $9.86). The fair value method requires that this amount be amortized over the relevant vesting periods of the underlying options.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2007 and 2006
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2007 and for the three-month periods ended March 31, 2007 and 2006 is unaudited)
7. Share capital (continued):
     (d) Net earnings per share:
     The computations for basic and diluted earnings per share are as follows:

	Three months ended March 31, 2007
			Per share
	Net earnings	Shares	amount

Basic net earnings per share	$17,559	34,679,390	$0.51
Effect of dilutive securities:
Stock options	—	460,968	(0.01)

Diluted net earnings per share	$17,559	35,140,358	$0.50

	Three months ended March 31, 2006
			Per share
	Net earnings	Shares	amount

Basic net earnings per share	$13,198	34,454,780	$0.38
Effect of dilutive securities:
Stock options	—	342,035	—

Diluted net earnings per share	$13,198	34,796,815	$0.38

8. Commitments and contingencies:
The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on its financial position or results of operations.
In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment. At March 31, 2007, outstanding guarantees under contract for industrial equipment to be sold prior to the end of the second quarter of 2007 totaled $22,324,000 (December 31, 2006 — $14,581,000 sold prior to the end of the first quarter of 2007) (undiscounted and before estimated proceeds from sale at auction). The Company also had guarantees under contract totaling $40,512,000 relating to agricultural auctions to be held prior to the end of the fourth quarter of 2007 (December 31, 2006 — $25,128,000 to be sold prior to the end of the second quarter of 2007). No liability has been recorded with respect to these guarantee contracts.

RITCHIE BROS. AUCTIONEERS INCORPORATED
Notes to Consolidated Financial Statements
Three months ended March 31, 2007 and 2006
(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)
(Information as at March 31, 2007 and for the three-month periods ended March 31, 2007 and 2006 is unaudited)
9. United States generally accepted accounting principles:
The consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada which differ, in certain respects, from accounting practices generally accepted in the United States and from requirements promulgated by the Securities and Exchange Commission. However, for the three months ended March 31, 2007 and 2006, net earnings in accordance with Canadian GAAP were not significantly different from net earnings had they been presented in accordance with United States GAAP.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the three-month period ended March 31, 2007 compared to the three-month period ended March 31, 2006. This discussion should be read in conjunction with our unaudited interim consolidated financial statements and notes thereto for the quarter ended March 31, 2007, and with the disclosures below regarding forward-looking statements and risk factors. You should also consider our audited consolidated financial statements and notes thereto and our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2006, which are included in our 2006 Annual Report on Form 40-F.
The date of this discussion is as of April 20, 2007. Additional information relating to our company, including our Annual Information Form, is available by accessing the SEDAR website at www.sedar.com. Our Annual Report on Form 40-F is available on the SEC’s EDGAR system at www.sec.gov. None of the information on the SEDAR or EDGAR websites is incorporated by reference into this document by this or any other reference.
We prepare our consolidated financial statements in accordance with generally accepted accounting principles in Canada, or Canadian GAAP. There are no material measurement differences between those financial statements and the financial position and results of operations that would be reported under generally accepted accounting principles in the United States, or U.S. GAAP. Amounts discussed below are based on our consolidated financial statements prepared in accordance with Canadian GAAP and are presented in United States dollars. Unless indicated otherwise, all dollar amounts discussed below are expressed in thousands of dollars, except per share amounts.
Ritchie Bros. is the world’s largest auctioneer of industrial equipment. Our world headquarters are located in Richmond, British Columbia, Canada, and as of the date of this discussion, we operated from over 110 locations, including 35 auction sites, in more than 25 countries around the world. We sell, through unreserved public auctions, a broad range of industrial assets, including equipment, trucks and other assets used in the construction, transportation, mining, forestry, petroleum, material handling, marine, real estate and agricultural industries. Our mission is to use unreserved auctions to create a global marketplace for our customers.
We operate mainly in the auction segment of the global industrial equipment marketplace. Our primary target markets within that marketplace are the used truck and equipment sectors, which are large and fragmented. The world market for used trucks and equipment continues to grow, primarily as a result of the increasing, cumulative supply of used trucks and equipment, which is driven by the ongoing production of new trucks and equipment. Industry analysts estimate that the world-wide value of used equipment transactions (of the type of equipment we sell at our auctions) is approximately $100 billion per year. Although we sell more used equipment than any other organization in the world, our share of this fragmented market is less than 3%. Our secondary target markets include agricultural and industrial real estate, which are related and complimentary markets to our primary markets and are also large and fragmented.
In recent periods, approximately 80% of the buyers at our auctions have been end users of equipment (retail buyers), such as contractors, with the remainder being primarily truck and equipment dealers and brokers (wholesale buyers). Consignors to our auctions represent a broad mix of equipment owners, the majority being end users of equipment. Consignment volumes at our auctions are affected by a number of factors, including regular fleet upgrades and reconfigurations, financial pressure, retirements, and inventory reductions, as well as by the timing of the completion of major construction and other projects.

16

We compete directly for potential purchasers of industrial assets with other auction companies. Our indirect competitors include truck and equipment manufacturers, distributors and dealers that sell new or used industrial assets, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, truck and equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment through private sales.
We believe that we have several key strengths that will enable us to continue to attract increasing numbers of consignors and bidders to our auctions. Our principal strengths are our reputation for conducting only unreserved auctions and our widely recognized commitment to fair dealing. Other important strengths include our size, the international scope of our operations, our extensive network of auction sites, our marketing skills, our internet tools and our in-depth experience in the marketplace.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. When we say “unreserved” we mean that there are no minimum or reserve prices on anything sold at a Ritchie Bros. auction – each item sells to the highest bidder on sale day, regardless of the price. In addition, consignors (or their agents) are not allowed to bid on, buy back or in any way influence the selling price of their own equipment. We maintain this commitment to the unreserved auction process because we believe that an unreserved auction is a fair auction.
We attract a broad base of bidders from around the world to our auctions. Our worldwide marketing efforts help to attract bidders, and they are willing to travel long distances or participate online in part because of our reputation for conducting fair auctions. These multinational bidding audiences provide a global marketplace that allows our auctions to transcend local market conditions, which we believe is a significant competitive advantage. Evidence of this is the fact that in recent periods an average of over 50% of the equipment sold at any particular auction has left the region of the sale.
We believe that our ability to consistently draw significant numbers of local and international bidders to our auctions, most of whom are end users rather than resellers, is appealing to sellers of used trucks and equipment and helps us to attract consigned equipment to our auctions. Higher consignment volumes attract more bidders, which in turn attract more consignments, and so on. During the quarter ended March 31, 2007, we had over 55,000 bidder registrations at our industrial auctions, compared to approximately 52,000 in the first quarter of 2006. We received over 6,500 industrial asset consignments in the quarter ended March 31, 2007, compared to over 6,100 in the first quarter of 2006. A consignment is typically comprised of multiple lots.
Growth Strategies
Our principal goals are to grow our earnings per share at a manageable pace and to maintain the Ritchie Bros. culture. Our preference is to pursue sustainable growth with a consistently high level of customer service, rather than targeting aggressive growth and risking erosion of our customer service, which we believe differentiates us from our competitors. To grow our business, we are expanding simultaneously on three different fronts; we believe these three key components of our strategy work in unison.
     1. Expansion of Our Infrastructure
When we refer to infrastructure, we mean the behind-the-scenes members of our team, other than our sales force; our international network of auction sites; and the business processes and systems that we use to conduct our auctions. We plan to expand our infrastructure by adding an average of two to three auction sites to our network each year, and by continuing to improve our business processes and systems through our M07 strategic initiative, which we believe is helping us develop business processes and systems that are efficient, consistent and scalable. Part of our M07 initiatives includes the implementation of a new enterprise resource planning (or ERP) system, which we commenced in 2006 and expect to substantially complete in 2007. We are also adding yard, customer service and administrative people to our team, all in an effort to facilitate future growth.

     2. Expansion of Our Sales Team
Our ability to recruit and train capable new members for our sales team is a key factor in our rate of growth. Ours is a relationship business and our Territory Managers are the main point of contact with our customers. We look for bright, hard-working, individuals with positive attitudes, and we are committed to providing our people with a great workplace and opportunities to grow with the company and become future leaders of our global team.
     3. Expansion of the Quantity and Range of Assets We Sell
The third primary component of our growth strategy is our aim to increase our market share in our core markets of construction, transportation and agricultural equipment, and also to sell more assets in categories that are complimentary to these core markets. Examples of these complimentary categories include mining, forestry, industrial marine, real estate and others.
We also intend to expand the quantity and range of assets we sell by continuing our geographic expansion into new and emerging markets, as well as growing our business and increasing our penetration in regions where we already have a presence.
We believe that these three components work together because our infrastructure provides a foundation for growth, our sales team develops and maintains the relationships with our customers necessary for growth, and we expect to target an ever-increasing volume and range of assets to sell.
Operations
The majority of our industrial auctions are held at our permanent auction sites, where we own the land and facilities, or at regional auction units, where we lease the land. We also hold off-site auctions at temporary locations, often on land owned by one of the main consignors to the particular auction. Most of our agricultural auctions are off-site auctions that take place on the consignor’s farm. During the first quarter of 2007, 93% of our total gross auction sales was attributable to auctions held at our permanent auction sites and regional auction units (first quarter of 2006 – 92%).
We are also using the internet to increase our level of service and to expand the geographic scope of our bidding audience and the appeal of our auctions. Approximately 26% of the bidder registrations at our industrial auctions during the quarter ended March 31, 2007 were over the internet (first quarter of 2006 – 24%).
During the quarter ended March 31, 2007, we conducted 32 unreserved industrial auctions at locations in North America, Europe, the Middle East, Australia and Mexico (first quarter of 2006 – 32). We also held 15 unreserved agricultural auctions during the quarter, primarily in Canada and the United States (first quarter of 2006 – 24). Although our auctions have varied in size over the last 12 months, our average industrial auction during the 12 month period ended March 31, 2007 attracted over 1,300 bidder registrations (12 months ended March 31, 2006 – 1,300) and featured around 1,400 lots (12 months ended March 31, 2006 – 1,300) consigned by 183 consignors (12 months ended March 31, 2006 – 185), generating average gross auction sales of approximately $15.3 million per auction (12 months ended March 31, 2005 – $13.5 million). Our agricultural auctions over the last 12 months averaged approximately $1.0 million in size, compared to $0.9 million over the same period in 2006. Approximately 68% of our 2007 first quarter auction revenue was earned from operations in the United States (Q1 of 2006 – 73%), 14% was generated from auctions in Canada (Q1 of 2006 – 12%) and the remaining 18% was earned from auctions in countries other than the United States and Canada (primarily Europe, the Middle East, Australia and Mexico) (Q1 of 2006 – 15%). We had 871 full-time employees at March 31, 2007, including 255 sales representatives, compared to 709 and 215, respectively, as at March 31, 2006.

We are a public company and our common shares are listed under the symbol “RBA” on the New York Stock Exchange and the Toronto Stock Exchange (or the TSX). On April 20, 2007 we had 34,687,050 common shares issued and outstanding and stock options outstanding to purchase a total of 953,498 common shares.
Sources of Revenue and Revenue Recognition
Gross auction sales is an important measure we use in comparing and assessing our operating performance. It is not a measure of revenue presented in our consolidated financial statements, but we believe that auction revenues, which are reported as the top line of our Statement of Operations, and certain other line items, are best understood by considering their relationship to gross auction sales.
Auction revenues are comprised of auction commissions earned from consignors through straight commission and guarantee contracts, net profits on the sale of inventory items, incidental interest income, handling fees on the sale of certain lots, and the fees applicable to purchases made through our internet and proxy bidding systems. All revenue is recognized when the auction sale is complete and we have determined that the auction proceeds are collectible.
Straight commissions are our most common type of auction revenues and are generated by us when we act as agent for consignors and earn a pre-negotiated, fixed commission rate on the gross sales price of the consigned equipment at auction. In recent periods, straight commission sales have represented approximately 75% of our gross auction sales volume on an annual basis.
In some situations we guarantee minimum sales proceeds to the consignor and earn a commission based on the actual results of the auction, typically including a pre-negotiated percentage of any sales proceeds in excess of the guaranteed amount. The consigned equipment is sold on an unreserved basis in the same manner as other consignments. If the actual auction proceeds are less than the guaranteed amount, our commission is reduced, and if the proceeds are sufficiently less, we can incur a loss on the sale. We factor in a higher rate of commission on these sales to compensate for the increased risk we assume.
Our financial exposure from guarantee contracts fluctuates over time, but industrial auction guarantees are usually outstanding for less than 45 days. Agricultural auction guarantees are generally outstanding for a longer period of time; a common practice is for these contracts to be signed in the fall of one year for auctions to be held in the spring of the next year.
The combined exposure at any time from all outstanding guarantee contracts can fluctuate significantly from period to period, but the quarter-end balances averaged approximately $50 million over the last 12 months. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed, unless the loss is incurred after the period end and before the financial reporting date, in which case the loss is accrued in the financial statements for the period end. In recent periods, guarantee contracts have represented approximately 15% of gross auction sales on an annual basis.
Auction revenues also include the net profit or loss on the sale of inventory in cases where we acquire ownership of equipment for a short time prior to an auction sale. Following our purchase of the equipment, we assign it to a specific auction and sell it at that auction in the same manner as consigned equipment. During the period that we retain ownership, the cost of the equipment is recorded as inventory on our balance sheet. The net gain or loss on the sale is recorded as auction revenues. In recent periods, sales of inventory have represented approximately 10% of gross auction sales on an annual basis. We generally refer to our guarantee and outright purchase business as our underwritten or at-risk business.
The choice by consignors between straight commission, guarantee, or outright purchase arrangements depends on many factors, including the consignor’s risk tolerance and sale objectives. In addition, we do not have a target for the relative mix of contracts. As a result, the mix of contracts in a particular quarter or year fluctuates and is not necessarily indicative of the mix in future periods. The composition of our auction revenues and our auction revenue rate (i.e. auction revenues as a percentage of gross auction sales) are affected by the mix and performance of contracts entered into with consignors in the particular period and fluctuate from period to period. Our auction revenue rate performance is presented in the table below.
Quarterly Auction Revenue Rate and Trailing Twelve Month
Average Auction Revenue Rate - 5 Year History

Prior to 2002, our long-term expected average annual auction revenue rate was approximately 8.80%. With the introduction of a handling fee in 2002 and proxy and internet purchase fees in 2003, our long-term expected average annual auction revenue rate increased to approximately 9.30%. In 2003, we determined that we were achieving a sustainably higher average auction revenue rate and we increased our long-term expected average annual auction revenue rate to 9.50%. At the end of 2003 we increased our expected average annual auction revenue rate to the range of 9.50% to 10.00%, and our expectation has remained in this range since then. We achieved an auction revenue rate of 9.90% for the three months ended March 31, 2007 and we believe that our sustainable average annual auction revenue rate continues to be in the range of 9.50% to 10.00%.
The largest contributor to the variability in our auction revenue rate is the performance, rather than the amount, of our underwritten business. In a period when our underwritten business performs better than average, our auction revenue rate typically exceeds the expected average rate. Conversely, if our underwritten business performs below average, our auction revenue rate will typically be below the expected average rate.
Our gross auction sales and auction revenues are influenced by the seasonal nature of the auction business, which is determined mainly by the seasonal nature of the construction and natural resources industries. Our gross auction sales and auction revenues tend to be higher during the second and fourth calendar quarters, during which time we generally conduct more business than in the first and third calendar quarters.
Our gross auction sales and auction revenues are also affected on a period-to-period basis by the timing of major auctions. In newer markets where we are developing operations, the number and size of auctions and, as a result, the level of gross auction sales and auction revenues, are likely to vary more dramatically from period to period than in our established markets where the number, size and frequency of our auctions are more consistent. In addition, economies of scale are achieved as our operations in a region evolve from conducting intermittent auctions, establishing a regional auction unit, and ultimately to developing a permanent auction site. Economies of scale are also achieved when our auctions increase in size, as has occurred in recent periods.

Because of these seasonal and period-to-period variations, we believe that our gross auction sales and auction revenues are best compared on an annual basis, rather than on a quarterly basis.
Developments in 2007
Highlights of the first quarter of 2007 included:
•	We held the largest auction in our history, at our permanent auction site in Orlando, Florida, with gross auction sales of $172 million.

•	We broke regional gross auction sales records in Fort Worth, Texas, Houston, Texas, and Edmonton, Alberta.

•	We completed our acquisition of the business and assets of Clarke Auctioneers Ltd., a Rouleau, Saskatchewan-based auctioneer of agricultural equipment. This added to our network a new auction site. We have not disclosed the terms of this acquisition because we do not believe they are material to our financial condition or results of operations.

•	We completed the purchase of approximately 140 acres of land near Kansas City, Missouri, on which we expect to commence the construction of a new permanent auction facility to replace the regional auction unit in that region.

•	We adopted a Shareholder Rights Plan, which is designed to ensure the fair treatment of shareholders in the event of any take-over offer for our common shares.
Subsequent to March 31, 2007, we held our first auctions at our replacement permanent auction site in Denver, Colorado and at our new permanent auction site in Columbus, Ohio.
Overall Performance
During the first three months of 2007, we recorded auction revenues of $69.4 million and net earnings of $17.6 million, or $0.50 per diluted common share. This performance compares to auction revenues of $56.0 million and net earnings of $13.2 million, or $0.38 per diluted share, during the first quarter of 2006. Our financial performance in the first quarter of 2007 was stronger than the equivalent period in 2006 due primarily to increased gross auction sales offset in part by higher operating costs. We ended the first quarter of 2007 with working capital of $95.9 million, compared to $94.4 million at December 31, 2006.
Results of Operations
Quarter Ended March 31, 2007 Compared to Quarter Ended March 31, 2006
We conduct operations around the world in a number of different currencies, but our reporting currency is the United States dollar. In the first quarter of 2007, approximately 30% of our revenues and approximately 50% of our operating costs were denominated in currencies other than the United States dollar, which is consistent with the rates we expect to experience on a full year basis, and is roughly consistent with the relative proportions in recent periods. The proportion of revenues denominated in currencies other than the United States dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period.
The main currencies other than the United States dollar in which our revenues and operating costs are denominated are the Canadian dollar and the Euro. In recent periods there have been significant fluctuations in the value of the Canadian dollar and Euro relative to the United States dollar. These fluctuations affect our reported auction revenues and operating expenses when non-United States dollar amounts are converted into United States dollars for financial statement reporting purposes. However, in recent periods, the effect on reported auction revenues and operating expenses in our consolidated financial statements has largely offset, making the impact of the currency fluctuation on our annual net earnings essentially neutral.
United States Dollar Exchange Rate Comparison

Three months ended March 31,	2007	2006	% Change
Average value of one U.S. dollar:

Canadian dollar	$1.1546	$1.1545	—
Euro	€0.7486	€0.8313	(10%)
Auction Revenues

Three months ended March 31,	2007	2006	% Change
Auction revenues	$69,362	$55,973	24%

Gross auction sales	$700,368	$571,528	23%

Auction revenue rate	9.90%	9.79%
Our auction revenues increased in the first quarter of 2007 compared to the equivalent period in 2006 primarily as a result of higher gross auction sales in all of our markets around the world, in particular the United States, Canada and Europe, and a higher auction revenue rate. Our underwritten business (guarantee and inventory contracts) represented 23% of our total gross auction sales in the first quarter of 2007 (first quarter of 2006 — 21%), which is in a similar range to the proportions experienced in recent periods.
Our agricultural division generated gross auction sales of $11.9 million during the first quarter of 2007, compared to $30.4 million in the corresponding quarter of 2006. We believe that the volume difference in this division between the first quarter of 2007 and the first quarter of 2006 is an example of the variability on our sales from period to period resulting from the timing of individual auctions, and not necessarily an indication of a year-over-year decline in this business.
Our auction revenue rate for the first quarter of 2007 was within our expected range of 9.50% to 10.00%, and was comparable to our performance in the equivalent period in 2006. We continue to believe that our sustainable average auction revenue rate will be in this range. Our experience has shown that the auction revenue rate is difficult to estimate precisely. As a result, our actual auction revenue rate in future periods may be above or below our expected range.
Our auction revenues and our net earnings are influenced to a great extent by small changes in our auction revenue rate. For example, a 10 basis point (0.1%) increase or decrease in our auction revenue rate during the first quarter of 2007 would have impacted auction revenues by approximately $0.7 million, of which approximately $0.5 million or $0.01 per common share would have flowed through to net earnings after tax in our statement of operations, assuming no other changes. This factor is important to consider when evaluating our current and past performance, as well as when judging future prospects.

Direct Expenses

Three months ended March 31,	2007	2006	% Change
Direct expenses	$7,071	$6,426	10%
Direct expenses as a percentage of gross auction sales	1.01%	1.12%
Direct expenses are the costs we incur specifically to conduct an auction. Direct expenses include the costs of hiring temporary personnel to work at the auction, advertising directly related to the auction, travel costs for employees to attend and work at the auction, security hired to safeguard equipment at the auction site and rental expenses for temporary auction sites. At each quarter end, we estimate the direct expenses incurred with respect to auctions completed near the end of the period. In the subsequent quarter, these accruals are adjusted, to the extent necessary, to reflect actual costs incurred.
Our direct expense rate, which represents direct expenses as a percentage of gross auction sales, fluctuates from period to period based in part on the size and location of the auctions we hold during a particular period. The direct expense rate generally decreases as the average size of our auctions increases. In addition, we usually experience lower direct expense rates for auctions held at permanent auction sites compared to auctions held at offsite locations, mainly as a result of the economies of scale and other efficiencies that we typically experience at permanent auction sites. Our direct expense rate for the first quarter of 2007 was lower than the rate we achieved for the comparable period in 2006 mainly as a result of several large auctions held and the larger average size of our auctions during the first quarter of 2007.
Depreciation and Amortization Expense

Three months ended March 31,	2007	2006	% Change
Depreciation and amortization expense	$4,225	$3,254	30%
Depreciation is calculated on either a straight line or a declining balance basis on capital assets employed in our business, including buildings, computer hardware and software, automobiles and yard equipment. Depreciation increased in the first quarter of 2007 compared to the first quarter of 2006 as a result of depreciation relating to new assets that we have put into service in recent periods, such as new auction facilities and our ERP system implementation. We expect our depreciation in future periods to increase in line with our on-going capital expenditures.
General and Administrative Expenses

Three months ended March 31,	2007	2006	% Change
General and administrative expenses	$30,729	$26,153	18%
General and administrative expenses, or G&A, include such expenditures as personnel (salaries, wages, bonuses and benefits), non-auction related travel, information technology, repairs and maintenance, advertising and utilities.
Our infrastructure and workforce have continued to grow to support our growth objectives, and this, combined with other factors such as costs associated with our ERP implementation, has resulted in an increase in our G&A. Personnel costs are the largest component of our G&A, and our workforce increased 23% between March 31, 2006 and March 31, 2007. The ongoing expansion we expect in our infrastructure and workforce to support our growth objectives will continue to influence future levels of G&A.

Income Taxes

Three months ended March 31,	2007	2006	% Change
Income taxes	$9,867	$7,042	40%
Effective income tax rate	36.0%	34.8%
Income taxes have been calculated using the tax rates in effect in each of the tax jurisdictions in which we earn our income. The effective tax rate for the three months ended March 31, 2007 was higher than the rate we experienced in the comparable quarter of the preceding year as a result of differences in earnings within the various tax jurisdictions in which we earn our income. Income tax rates in future periods will fluctuate depending upon the impact of unusual items and the level of earnings in the different tax jurisdictions in which we earn our income.
Net Earnings

Three months ended March 31,	2007	2006	% Change
Net earnings	$17,559	$13,198	33%
Net earnings per share – basic	0.51	0.38	34%
Net earnings per share – diluted	0.50	0.38	32%
Our net earnings in the first quarter of 2007 were higher than our earnings for the equivalent period in 2006, primarily as a result of increased gross auction sales and a higher auction revenue rate, partially offset by higher operating costs and income taxes.
Summary of Quarterly Results
The following tables present our unaudited consolidated quarterly results of operations for each of our last eight fiscal quarters. This data has been derived from our unaudited consolidated financial statements, which were prepared on the same basis as our annual audited consolidated financial statements and, in our opinion, include all normal recurring adjustments necessary for the fair presentation of such information. These unaudited quarterly results should be read in conjunction with our audited consolidated financial statements for the years ended December 31, 2006 and 2005.

	Q1 2007	Q4 2006		Q3 2006	Q2 2006
Gross auction sales (1)	$700,368	$738,731		$580,271	$830,493

Auction revenues	$69,362	$70,699		$55,688	$78,680
Net earnings	17,559	9,790	(2)	9,704	24,526	(3)

Net earnings per share — basic	$0.51	$0.28	(2)	$0.28	$0.71	(3)
Net earnings per share — diluted	0.50	0.28	(2)	0.28	0.70	(3)

	Q1 2006	Q4 2005	Q3 2005	Q2 2005
Gross auction sales (1)	$571,528	$589,865	$364,005	$682,711

Auction revenues	$55,973	$59,933	$38,430	$65,692
Net earnings	13,198	14,203	4,568	21,134	(4)

Net earnings per share — basic	$0.38	$0.41	$0.13	$0.62	(4)
Net earnings per share — diluted	0.38	0.41	0.13	0.61	(4)

(1)	Gross auction sales represents the total proceeds from all items sold at our auctions. Gross auction sales is not a measure of revenue and is not presented in our consolidated financial statements. See further discussion above under “Sources of Revenue and Revenue Recognition.”

(2)	Net earnings in the fourth quarter of 2006 included a write-down of $223 ($134 after tax) on land held for resale in Texas. Excluding this amount, net earnings would have been $9,924, or $0.28 per basic and diluted share, respectively.

(3)	Net earnings in the second quarter of 2006 included a gain of $1,812 recorded on the sale of excess property in Florida ($1,087, or $ 0.03 per diluted share, after tax). Excluding this amount, net earnings would have been $23,439, or $0.68 and $0.67 per basic and diluted share, respectively.

(4)	Net earnings in the second quarter of 2005 included a gain of $938 recorded on the sale of excess property ($769, or $ 0.02 per diluted share, after tax). Excluding this gain, net earnings would have been $20,365, or $0.59 per basic and diluted share.
Liquidity and Capital Resources

	March 31,	December 31,
	2007	2006	% Change
Working capital	$95,899	$94,369	2%
Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We generally collect auction proceeds from buyers within seven days of the auction and pay out auction proceeds to consignors approximately 21 days following an auction. If auctions are conducted near a period end, we may hold cash in respect of those auctions that will not be paid to consignors until after the period end. Accordingly, we believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. In our opinion, our working capital balance at March 31, 2007 is adequate to satisfy our present operating requirements.
Cash Flows

Three months ended March 31,	2007	2006	% Change
Cash provided by (used in):
Operations	$69,362	$47,676	45%
Investing	(11,974)	(12,166)	2%
Financing	3,027	(3,410)	189%
Capital asset additions were $13.6 million for the quarter ended March 31, 2007 compared to $10.8 million in the equivalent quarter of 2006. Our capital expenditures in the first quarter of 2007 related primarily to the construction of our new permanent auction sites in Denver, Colorado and Columbus, Ohio, the acquisition of approximately 140 acres of land near Kansas City, Missouri, and investments in computer software and equipment as part of our M07 initiatives. Exchange rate changes relating to capital assets held in currencies other than the United States dollar resulted in an increase of $1.3 million in the capital assets reported on our consolidated balance sheet as at March 31, 2007, compared to an increase of less than $0.1 million in the first quarter of 2006.
We intend to enhance our network of auction sites by adding facilities in selected locations around the world as appropriate opportunities arise, either to replace existing auction facilities or to establish new sites. Our actual expenditure levels in future periods will depend largely on our ability to identify, acquire and develop suitable auction sites. Over the next four years we intend to add or replace an average of two to three auction sites per year, and possibly up to four sites per year.
From 2007 through 2010, we expect that our average annual capital expenditures will be in the range of $50 million to $100 million per year, as we continue to invest in the expansion of our network of auction facilities and fund our M07 strategic initiatives. Actual expenditures will vary, depending on the availability and cost of suitable expansion opportunities and prevailing business and economic conditions, and could be higher or lower than this range. Depending on the scope of the required system improvements, the M07 expenditures will likely be primarily for software, hardware and related systems. We expect to fund future capital expenditures primarily from working capital or draws on available credit facilities.
We paid regular quarterly cash dividends of $0.21 per share during the quarter ended March 31, 2007. Total dividend payments were $7.3 million for the first quarter of 2007, compared to total dividend payments of $6.2 million in the equivalent quarter of 2006. These dividends were considered eligible dividends for Canadian income tax purposes.
We borrowed $10 million on our revolving credit facilities during March 2007. This amount, which was recorded as short-term debt at March 31, 2007, was repaid subsequent to quarter end.
Debt and Credit Facilities
Our debt and available credit facilities at March 31, 2007 and December 31, 2006 were as follows:

	March 31,	December 31,
	2007	2006	% Change
Long-term debt (including current portion of long-term debt)	$43,104	$43,318	—

Revolving credit facilities — total available:	$119,460	$118,995

Revolving credit facilities — total unused:	$109,460	$118,995
Our credit facilities are with financial institutions in the United States, Canada, The Netherlands, The United Kingdom and Australia. Certain of the facilities include commitment fees applicable to the unused credit amount. As at March 31, 2007, we had no floating rate long-term debt and were in compliance with all financial covenants applicable to our long-term debt. Our long-term debt at March 31, 2007 carried interest rates ranging from 4.429% to 6.5%.
Quantitative and Qualitative Disclosure about Market Risk
Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.

Because we conduct operations in local currencies in countries around the world, yet have the United States dollar as our reporting currency, we are exposed to currency fluctuations and exchange rate risk on all operations conducted in currencies other than the United States dollar. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations. For the quarter ended March 31, 2007, approximately 30% of our revenues were earned in currencies other than the United States dollar and approximately 50% of our operating costs were denominated in currencies other than the United States dollar, and we believe this ratio generally acts as a natural hedge against exposure to fluctuations in the value of the United States dollar. As a result, we have not adopted a long-term hedging strategy to protect against foreign currency fluctuations associated with our operations denominated in currencies other than the United States dollar, but we will consider hedging specific transactions when appropriate.
During the three months ended March 31, 2007, we recorded an increase in our foreign currency translation adjustment balance of $1.9 million, compared to an increase of $0.5 million in the first quarter of 2006. Our foreign currency translation adjustment arises from the translation of our net assets denominated in currencies other than the United States dollar into our reporting currency. Changes in this balance arise primarily from the strengthening or weakening of non-United States currencies against the United States dollar.
Legal and Other Proceedings
From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs, in excess of 10% of our current assets.
Critical Accounting Policies and Estimates
On January 1, 2007, we adopted The Canadian Institute of Chartered Accountants Handbook Section 1530, “Comprehensive Income”, Section 3251, “Equity”, Section 3855, “Financial Instruments — Recognition and Measurement”, Section 3861, “Financial Instruments — Disclosure and Presentation” and Section 3865, “Hedges”.
Section 1530 establishes standards for disclosure and presentation of comprehensive income, which represents the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net earnings calculated in accordance with Canadian GAAP. Other comprehensive income has been included in our Consolidated Statements of Comprehensive Income for the periods ended March 31, 2007 and 2006.
Section 3861 establishes standards for disclosure and presentation of financial instruments and non-financial derivatives. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, comparative figures are not restated, except for the requirement to restate our foreign currency translation adjustment as part of other comprehensive income.
Section 3865 describes when and how hedge accounting can be applied as well as disclosure requirements. Section 3855 prescribes when a financial asset, financial liability or non-financial derivative is to be recognized on the balance sheet, and the amount at which these items should be recorded. Under the new standard, financial instruments must be classified into one of five categories: held-for-trading; held-to-maturity; loans and receivables; available-for-sale; or other financial liabilities.
All financial instruments, including derivatives, are measured in the balance sheet at fair value, except loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized costs. The subsequent measurement and accounting for changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value with changes in fair value recognized in net earnings; and available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired, at which time the amounts are recognized in net earnings.
Upon the adoption of these new standards, we designated our cash and cash equivalents as held-for-trading, which are measured at fair value and changes in fair value are recognized in net earnings. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, auction proceeds payable, short-term debt and long-term debt are classified as other financial liabilities, which are measured at amortized cost. These changes did not have a material effect on our financial statements.
Under the new pronouncements, transaction costs that are directly attributable to the issuance of financial assets or liabilities are accounted for as part of the carrying value of the associated instrument at inception, and are recognized over the term of the assets or liabilities using the effective interest method. As at January 1, 2007, we decreased the carrying value of our long-term debt by $0.3 million to reflect the new accounting standard.
All derivative instruments, including embedded derivatives, are now recorded in the financial statements at fair value, unless exempted from derivative treatment as a normal purchase and sale. All changes in their fair value are recorded in income unless cash flow hedge accounting is applied, in which case changes in fair value are recorded in other comprehensive income. We have elected in accordance with the new rules to apply this accounting treatment for all embedded derivatives in host contracts entered into on or after January 1, 2003. However, the adoption of this standard did not result in a material change to our financial statements.
Other than our adoption of the new standards described above, there have been no significant changes in our critical accounting policies and estimates since our Management’s Discussion and Analysis of Financial Condition and Results of Operations as at and for the year ended December 31, 2006, which is included in our 2006 Annual Report on Form 40-F.
Internal Control Over Financial Reporting
There has been no change in our internal control over financial reporting during the quarter ended March 31, 2007 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
Forward-Looking Statements
This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:
•	our future performance;

•	growth of our operations;

•	growth of the world market for used trucks and equipment;

•	increases in the number of consignors and bidders participating in our auctions;

•	our principal strengths and competitive advantages;

•	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

•	expansion of our infrastructure, including the acquisition and development of auction facilities and our M07 initiatives and the effect on our business, results of operations and capital expenditures;

•	expansion of our sales team;

•	expansion of the quantity and range of assets we sell, including our ability to increase our market share in our core markets and regions and our ability to expand into complimentary market sectors and new geographic markets.

•	the relative percentage of our gross auction sales represented by straight commission, guarantee and inventory contracts;

•	our auction revenue rates and the sustainability of those rates, and the seasonality of gross auction sales and auction revenues;

•	the performance of our agricultural division, and the variability on our agricultural sales from period to period;

•	our direct expense rates, depreciation expenses and general and administrative expenses;

•	our future capital expenditures;

•	our internet initiatives and the level of participation in our auctions by internet bidders;

•	the proportion of our revenues and operating costs denominated in currencies other than the U.S. dollar or the effect of any currency exchange fluctuations on our results of operations; and

•	financing available to us and the sufficiency of our working capital to meet our financial needs.
In some cases, you can identify forward-looking statements by terms such as “anticipate,” “believe,” “could,” “continue,” “estimate,” “expect,” “intend,” “may,” “might,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” are among those that may affect our performance and could cause our actual financial and operational results to differ significantly from our predictions. We do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light of these and other relevant factors.
Risk Factors
Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. Some of the more important risks that we face are outlined below and holders of our common shares should consider these risks. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer.
Our guarantee and outright purchase contracts and advances to consignors may result in us incurring losses.
Approximately 75% of our business is conducted on a straight commission basis. In other certain situations we will either offer to:
•	guarantee a minimum level of sale proceeds to the consignor, regardless of the ultimate selling price of the consignment at the auction; or

•	purchase the equipment outright from the consignor for sale in a particular auction.
If auction proceeds are less than the guaranteed amount, our commission will be reduced or, if sufficiently lower, we will incur a loss. If auction proceeds are less than the purchase price we paid for equipment that we take into inventory temporarily, we will incur a loss. Because all of our auctions are unreserved, there is no way for us to protect against these types of losses by bidding on or acquiring any of the items at the auction. In recent periods, guarantee and inventory contracts have generally represented approximately 25% of our annual gross auction sales.
Occasionally we advance to consignors a portion of the estimated auction proceeds prior to the auction. We generally make these advances only after taking possession of the assets to be auctioned and upon receipt of a security interest in the assets to secure the obligation. If we were unable to auction the assets or if auction proceeds were less than amounts advanced, we could incur a loss.
We may need to make payments to buyers if we are not able to deliver clear title on the assets sold at our auctions, which may result in us incurring losses.
Where title registries are commercially available, we guarantee to our buyers that each item purchased at our auctions is free of liens and other encumbrances, up to the purchase price paid. If we are unable to deliver clear title, we provide the buyer with a full refund. While we exercise considerable effort ensuring that all liens have been identified and, if necessary, discharged prior to the auction, we occasionally do not properly identify or discharge liens and have had to make payments to the relevant lienholders or purchasers. We will incur a loss if we are unable to recover sufficient funds from the consignors to offset these payments; aggregate losses from these payments could be material.
We may have difficulties sustaining and managing our growth.
One of the main elements of our strategy is to continue to grow our business, primarily by increasing earnings from operations in markets in which we already operate and by expanding into new geographic markets and into market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth. For us to grow our business successfully, we need to accomplish a number of objectives, including:
•	recruiting and retaining suitable sales personnel;

•	identifying and developing new geographic markets and market segments;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	successfully managing expansion;

•	obtaining necessary financing;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	successfully integrating new facilities and acquired businesses into our existing operations;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•	establishing and maintaining favourable relationships with consignors, bidders and buyers in new markets and market segments, and maintaining these relationships in our existing markets;

•	capitalizing on changes in the supply of and demand for industrial assets, in our existing and in new markets; and

•	designing and implementing business processes that are able to support profitable growth.
We will likely need to hire additional employees to manage our growth. In addition, growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.
Our business would be harmed if there were decreases in the supply of, demand for, or market values of industrial assets, primarily used industrial equipment.
Our auction revenues could be reduced if there was significant erosion in the supply of, demand for, or market values of used industrial equipment, which would affect our financial condition and results of operations. We have no control over any of the factors that affect the supply of, and demand for, used industrial equipment, and the circumstances that cause market values for industrial equipment to fluctuate are beyond our control. In addition, price competition and availability of industrial equipment directly affect the supply of, demand for, and market value of used industrial equipment.
Our business could be harmed if our reputation for fairness, honesty and conducting only unreserved auctions was damaged.
Strict adherence to the unreserved auction process is one of our founding principles and, we believe, one of our most significant competitive advantages. Closely related to this is our reputation for fairness and honesty in our dealings with our customers. Our ability to attract new customers and continue to do business with existing customers could be harmed if our reputation for fairness, honesty and conducting only unreserved auctions was damaged. If we are unable to maintain our reputation and police and enforce our policy of conducting unreserved auctions, we could lose business and our results of operations would suffer.
We may incur losses as a result of legal and other claims.
We are subject to legal and other claims that arise in the ordinary course of our business. While the results of these claims have not historically had a material effect on our business, financial condition or results of operations, we may not be able to defend ourselves adequately against these claims in the future and we may incur losses. Aggregate losses from and the legal fees associated with these claims could be material.
Our operating results are subject to quarterly variations.
Historically, our revenues and operating results have fluctuated from quarter to quarter. We expect to continue to experience these fluctuations as a result of the following factors, among others:
•	the size, timing and frequency of our auctions;

•	the seasonal nature of the auction business in general, with peak activity typically occurring in the second and fourth calendar quarters, mainly as a result of the seasonal nature of the construction and natural resources industries;

•	the performance of our underwritten business (guarantee and outright purchase contracts);

•	general economic conditions in our markets; and

•	the timing of acquisitions and development of auction facilities and related costs.
In addition, we usually incur substantial costs when entering new markets, and the profitability of operations at new locations is uncertain as a result of the increased variability in the number and size of auctions at new sites. These and other factors may cause our future results to fall short of investor expectations or not to compare favourably to our past results.

We are exposed to foreign exchange rate fluctuations and political and economic instability as a result of our substantial international operations, which could harm our results of operations.
We conduct business on a global basis and intend to continue to expand our presence in international markets. Fluctuating currency exchange rates, acts of terrorism or war, and changing social, economic and political conditions and regulations, including income tax regulations, may affect in a negative manner our business in international markets and our related operating results. Currency exchange rate fluctuations between the different countries in which we conduct our operations impact the purchasing power of buyers, the motivation of consignors, asset values and asset flows between various countries, including those in which we do not have operations. These factors and other global economic conditions may harm our business and our operating results.
Although we report our financial results in United States dollars, a significant portion of our auction revenues are generated at auctions held outside the United States, mostly in currencies other than the United States dollar. Currency exchange rate changes against the United States dollar, particularly for the Canadian dollar and the Euro, could affect the presentation of our results in our financial statements and cause our earnings to fluctuate.
Our revenues and profitability could be reduced as a result of competition in our core markets.
The used truck and equipment sectors of the global industrial equipment market, and the auction segment of those markets, are highly fragmented. We compete directly for potential purchasers of industrial equipment with other auction companies. Our indirect competitors include equipment manufacturers, distributors and dealers that sell new or used equipment, and equipment rental companies. When sourcing equipment to sell at our auctions, we compete with other auction companies, equipment dealers and brokers, and equipment owners that have traditionally disposed of equipment in private sales.
Our direct competitors are primarily regional auction companies. Some of our indirect competitors have significantly greater financial and marketing resources and name recognition than we do. New competitors with greater financial and other resources may enter the industrial equipment auction market in the future. Additionally, existing or future competitors may succeed in entering and establishing successful operations in new geographic markets prior to our entry into those markets. They may also compete against us through internet-based services. If existing or future competitors seek to gain or retain market share by reducing commission rates, we may also be required to reduce commission rates, which may reduce our revenue and harm our operating results and financial condition.
We depend on the services of a number of key personnel, and our business could be harmed if we lost one or more of them.
The growth and performance of our business in the future will depend to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of one or more of these individuals. We do not maintain key man insurance on the lives of any of our executive officers. Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business.
Our internet-related initiatives, which are subject to technological obsolescence and potential service interruptions, may not contribute to improved operating results over the long-term; in addition, we may not be able to compete with technologies implemented by our competitors.
We have invested significant resources in the development of our internet platform, including our rbauctionBid-Live internet bidding service. We use and rely on intellectual property owned by third parties, which we license for use in providing our rbauctionBid-Live service. Our internet technologies may not result in any material long-term improvement in our results of operations or financial condition and may require further significant investment to help avoid obsolescence. We may also not be able to continue to adapt our business to internet commerce and we may not be able to compete effectively against internet auction services offered by our competitors.
The success of our rbauctionBid-Live service and other services that we offer over the internet, including equipment-searching capabilities and historical price information, will continue to depend largely on our ability to use suitable intellectual property licensed from third parties, further development and maintenance of our infrastructure and the internet in general. Our ability to offer online services depends on the performance of the internet, as well as some of our internal hardware and software systems.
“Viruses”, “worms” and other similar programs, which have in the past caused periodic outages and other internet access delays, may in the future interfere with the performance of the internet and some of our internal systems. These outages and delays could reduce the level of service we are able to offer over the internet. We could lose customers and our reputation could be harmed if we were unable to provide services over the internet at an acceptable level of performance or reliability.
The availability and performance of our internal technology infrastructure, as well as the implementation of an enterprise resource planning system, are critical to our business.
The satisfactory performance, reliability and availability of our website, processing systems and network infrastructure are important to our reputation and our business. We will need to continue to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased usage of our rbauctionBid-Live service and other services offered on our website and to implement new features and functions. Our business and results of operations could be harmed if we were unable to expand and upgrade in a timely manner our systems and infrastructure to accommodate any increases in the use of our internet services, or if we were to lose access to or the functionality of our internet systems for any reason.
We use both internally developed and licensed systems for transaction processing and accounting, including billings and collections processing. We may need to improve these systems in order to accommodate growth in our business. Any inability to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased transaction volumes could harm our business and interfere with our ability to expand our business.
We have embarked on a program to redesign our business processes and to upgrade our information systems, including implementing an enterprise resource planning system. Our business and results of operations could be harmed if this implementation, which is expected to continue during 2007, is not successful. In addition, any difficulties with our systems implementation could have an adverse effect on our operations and also our ability to evaluate the effectiveness of our internal control over financial reporting, which could negatively affect our internal control reporting in accordance with the provisions of Section 404 of the Sarbanes-Oxley Act and applicable securities law in Canada, and of our disclosure controls and procedures, which could negatively affect our reporting in accordance with the provisions of Section 302 of the Sarbanes-Oxley Act and applicable securities law in Canada.
We do not currently have a formal disaster recovery plan. If we were subject to a serious security breach or a threat to business continuity, it could materially damage our business, results of operations and financial condition.
Our business is subject to risks relating to our ability to safeguard the security and privacy of our customers’ confidential information.
We maintain proprietary databases containing confidential personal information regarding our customers and the results of our auctions, and we must safeguard the security and privacy of this information. Despite our efforts to protect this information, we face the risk of inadvertent disclosure of this sensitive information or an intentional breach of our security measures.

Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. We may be required to make significant expenditures to protect against security breaches or to alleviate problems caused by any breaches. Our insurance policies may not be adequate to reimburse us for losses caused by security breaches.
Our operations are subject to substantial environmental and other regulations that may significantly increase our expenses or limit our operations and ability to expand.
A variety of federal, provincial, state and local laws, rules and regulations apply to our business. These relate to, among other things, the auction business, imports and exports of equipment, worker safety, privacy of customer information, and the use, storage, discharge and disposal of environmentally sensitive materials. Failure to comply with applicable laws, rules and regulations could result in substantial liability to us, suspension or cessation of some or all of our operations, restrictions on our ability to expand at present locations or into new locations, requirements for the acquisition of additional equipment or other significant expenses or restrictions.
The development or expansion of auction sites depends upon receipt of required licenses, permits and other governmental authorizations. Our inability to obtain these required items could harm our business. Additionally, changes or concessions required by regulatory authorities could result in significant delays in, or prevent completion of, such development or expansion.
Under some environmental laws, an owner or lessee of, or other person involved in, real estate may be liable for the costs of removal or remediation of hazardous or toxic substances located on or in, or emanating from, the real estate, and related costs of investigation and property damage. These laws often impose liability without regard to whether the owner, lessee or other person knew of, or was responsible for, the presence of the hazardous or toxic substances. Environmental contamination may exist at our owned or leased auction sites, or at other sites on which we may conduct auctions, or properties that we may be selling by auction, from prior activities at these locations or from neighbouring properties. In addition, auction sites that we acquire or lease in the future may be contaminated, and future use of or conditions on any of our properties or sites could result in contamination. The costs related to claims arising from environmental contamination of any of these properties could harm our financial condition and results of operations.
There are restrictions in the United States and Europe that may affect the ability of equipment owners to transport certain equipment between specified jurisdictions. One example of these restrictions is environmental certification requirements in the United States, which prevent non-certified equipment from entering into commerce in the United States. If these restrictions were to materially inhibit the ability of customers to ship equipment to or from our auction sites, they could reduce our gross auction sales and harm our business.
International bidders and consignors could be deterred from participating in our auctions if governmental bodies impose additional export or import regulations or additional duties, taxes or other charges on exports or imports. Reduced participation by international bidders and consignors could reduce our gross auction sales and harm our business, financial condition and results of operations.
Our insurance may be insufficient to cover losses that may occur as a result of our operations.
We maintain property and general liability insurance. This insurance may not remain available to us at commercially reasonable rates, and the amount of our coverage may not be adequate to cover all liability that we may incur. Our auctions generally involve the operation of large equipment close to a large number of people, and an accident could damage our facilities or injure auction attendees. Any major accident could harm our reputation and our business. In addition, if we were held liable for amounts exceeding the limits of our insurance coverage or for claims outside the scope of our coverage, the resulting costs could harm our results of operations and financial condition.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ritchie Bros. Auctioneers Incorporated
(Registrant)

Date: April 30, 2007	By:	/s/ Robert S. Armstrong Robert S. Armstrong,
Corporate Secretary